April 2, 2010

By EDGAR and Federal Express

U.S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attention:  Perry Hindin

Re:	Gateway Energy Corporation
Preliminary Consent Statement on Schedule 14A
Filed March 18, 2010 by GEC Holding, LLC, Frederick M. Pevow, Jr.,
Perin Greg DeGeurin, David F. Huff, John O. Niemann, Jr. and
Paul G. VanderLinden, III (the “Participants”)

Dear Mr. Hindin:

On behalf of GEC Holding, LLC (“GEC Holding”) and Frederick M. Pevow, Jr. (“Mr. Pevow”), set forth below are the responses of GEC Holding and Mr. Pevow to the comment received from you in the conversation between us on March 26, 2010, regarding the above-referenced filing.

For the convenience of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), we have set forth the comment received from you.

Commission Comment:

The Proposals — Proposal 2: Election of Nominees, page 9

We note in the third whole paragraph language to the effect that in the event that a vacancy in the slate of your nominees should occur unexpectedly, you may appoint a substitute candidate selected by you.  Please advise with a view toward revised disclosure whether the participants are required to identify or nominate such substitute nominee in order to comply with any applicable Company advance notice by-law.  In addition, please confirm for us that should the participants’ lawfully identify or nominate a substitute nominee before the meeting, the participants will file an amended consent solicitation statement that (i) identifies the substitute nominee or nominees, (ii) discloses whether such nominee or nominees has consented to being named in the revised consent solicitation statement and to serve as elected and (iii) includes the disclosure required by Items 5(b) and 7 in Schedule 14A with respect to such nominee or nominees.

GEC Holding’s and Mr. Pevow’s Response:

If there is a vacancy in the slate of the Participants’ nominees (the “Nominees”) for any reason, whether because one or more of the Nominees in unable to serve, because Gateway Energy Corporation (the “Company”) shall have taken an action that disqualifies one or more of the Nominees or otherwise, the Participants reserve the right to appoint substitute or additional nominee(s).  In such a case, the Participants would comply with all applicable requirements of the Company’s by-laws.  Since the Participants are attempting to take action by written consent in lieu of a meeting, the advance notice provisions relating to the nomination of directors for election at stockholder meetings would not be applicable.  In addition, if the Participants appoint substitute or additional nominees, the Participants confirm that they would file an amended consent solicitation statement that (i) identifies the substitute nominee or nominees, (ii) discloses whether such nominee or nominees has consented to being named in the revised consent solicitation statement and to serve if elected and (iii) includes the disclosure required by Schedule 14A with respect to such nominee or nominees.

We have revised the disclosure on page 10 of the enclosed definitive consent statement on Schedule 14A to reflect the foregoing.

*              *              *

GEC Holding and Mr. Pevow acknowledge that:

•                                          GEC Holding and Mr. Pevow are responsible for the adequacy and accuracy of the disclosures in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          GEC Holding and Mr. Pevow may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at 303-892-7413.

Very truly yours,

/s/ Timothy D. Rampe

Timothy D. Rampe
for
Davis Graham & Stubbs LLP

Enclosure

CC:	Frederick M. Pevow, Jr.
910 Oak Valley Drive
Houston, Texas 77024